SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 000-17436

NOTIFICATION OF LATE FILING

(Check One):     ☐  Form 10-K  ☐  Form 11-K  ☐  Form 20-F   ☒ Form 10-Q ☐    Form N-SAR

For Period Ending: June 30, 2007

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

Read the attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I. Registrant Information

Full name of registrant: CKX, Inc.
Former name if applicable:

Address of principal executive office (Street and number):    650 Madison Avenue

City, State and Zip Code: New York, New York 10022

Part II. Rule 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒  (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.

Part III. Narrative

CKX, Inc. (“CKX” or the “Company”) was not able to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 within the prescribed time period because CKX needs additional time to complete the accounting for the Company’s previously announced acquisition of 50% of the common membership interests in FX Luxury Realty, LLC. This matter could not be resolved by the required filing date without unreasonable effort and expense. The Company intends to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 no later than the fifth calendar day following the prescribed due date.

Part IV. Other Information

      (1)   Name and telephone number of person to contact in regard to this notification

Thomas P. Benson, Chief Financial Officer	(212) 407-9155

(Name)	(Area Code)	(Telephone Number)

      (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes    ☐  No

      (3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐  Yes    ☒  No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CKX, Inc.

(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 9, 2007	By /s/ Thomas P. Benson

Thomas P. Benson Chief Financial Officer